EXHIBIT 99.87

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of her name in connection with the NI-43-101 Technical Report entitled “Technical Report and Preliminary Assessment of the Snowfield Brucejack Project” dated October 28, 2010, as described or incorporated by reference in Pretium Resources Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ Lori-Ann Wilchek
Lori-Ann Wilchek

January 9, 2012

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of his name in connection with the NI-43-101 Technical Report entitled “Technical Report and Preliminary Assessment of the Snowfield Brucejack Project” dated October 28, 2010, as described or incorporated by reference in Pretium Resources Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ H. Warren Newcomen
H. Warren Newcomen

January 9, 2012